July 26, 2016

Mr. Eric McPhee
Senior Accountant
Office of Real Estate and Commodities
100 F Street, N.E.
Washington, D.C. 20549

Re:	iStar Inc.
Form 10-K for the fiscal year ended December 31, 2015
Filed February 26, 2016
Response Filed June 9, 2016
File No. 0001‑15371
Dear Mr. McPhee:
On behalf of iStar Inc. (the “Company” or “we”), set forth below is the response of the Company to the comment of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), received by letter dated July 12, 2016 (the “July 12 Letter”), with respect to the Company's Form 10-K for the year ended December 31, 2015 (the “Form 10-K”). For the convenience of the Staff, the comment from the July 12 Letter is restated in italics prior to the Company’s response to such comment.
Form 10-K for the fiscal year ended December 31, 2015
Note 4. Real Estate, page 66
Dispositions, page 67

1.
We have reviewed your response to comment 1. Please provide us with a quantitative analysis of the differences between your accounting for this transaction and accounting for this transaction in accordance with ASC 360-20-40-56 through 59.

1114 Avenue of the Americas
New York, NY 10036
T 212 930 9400
www.istar.com

July 26, 2016

Response:
The following table shows a quantitative analysis of the differences, for both the initial accounting and future period effect, between iStar's accounting for this transaction in accordance with Accounting Standards Codification ("ASC") 840 and the accounting for this transaction in accordance with ASC 360-20-40-56 through 59 ($ in millions).

iStar accounting in accordance with ASC 840	Day 1	Thereafter	Total
Net cash proceeds	$93.5
Lease incentive asset	38.1
Leasehold improvements	(126.3)
Deferred gain	5.3
Straight line rental revenue	—	561.1	561.1
Lease incentive amortization	—	(38.1)	(38.1)
Deferred gain amortization	—	5.3	5.3
Total income statement impact	—	528.3	528.3

Accounting in accordance with ASC 360	Day 1	Thereafter	Total
Net cash proceeds	$93.5
Land basis (or NPV of lease payments not in excess of land basis)	5.3
Leasehold improvements plus land basis	(131.6)
Loss on sale	(32.8)	—	(32.8)
Profit	—	561.1	561.1
Total income statement impact	(32.8)	561.1	528.3

The Company evaluated various sales options for One Detroit Center and determined a sale of the leasehold improvements with a corresponding above market ground lease would maximize the economic benefit to the Company. The Company received initial bids as high as $145 million for the entire property from market participants. However, the Company determined that it was more advantageous economically to sell the leasehold interest for a below market price in exchange for an above market, long-term ground lease. The substance of the overall transaction is that the day one consideration received by the Company was supplemented by the above market contractual ground rent which the Company will receive over the term of the 99-year ground lease arrangement. The transfer of the leasehold improvements and the resulting ground lease were negotiated together and are interdependent whereby neither transaction would have been consummated without the other. As a result of the deal, the combined value of the leasehold interest sales price and the discounted cash flows from the lease payments was $180 million, representing a $35 million increase from the highest initial bid for the property. The present value of the total payments to be received is significantly in excess of the $132 million carrying value of the building and improvements and the land, and therefore was unequivocally profitable to the Company. When evaluating the sale and corresponding ground lease, the Company considered the sale of real estate guidance per ASC 360-20 “Real Estate Sales,” specifically ASC 360-20-40-56 through 59, and the lease incentive guidance per ASC 840-20 “Operating Leases,” specifically ASC 840-20-25-6 through 7.

The Company concluded that ASC 360-20-40-56 is not applicable to this transaction because the land lease is for a term of 99 years which covers substantially all of the economic life of the property and is greater than a period of 20 years.

July 26, 2016

The Company further concluded that applying the guidance in ASC 360-20-40-57 through ASC 360-20-40-59 would have resulted in the Company having to record a loss on the sale of the building and improvements of approximately $33 million, which is calculated as the net present value of the rental payments over the term of the primary indebtedness (not in excess of the seller’s cost of the land of $5 million) plus the sales value of the building and improvements of $94 million less the $132 million carrying value of the building and improvements and the land. Subsequently, in accordance with ASC 360-20-40-59, profit on the rental payments to be received on the land which are in excess of the Company's cost of the land would be recognized once the rents in excess of land cost are accrued under the lease. This would result in the Company recording $561 million profit thereafter, including the recovery of the book loss recorded on day one, equal to the above market lease payments over the 99-year term. Given the overall transaction resulted in a clear economic gain to the Company, the Company concluded that it would not be appropriate to record a day one loss only to reverse that loss through higher profits thereafter.

The Company understands that the guidance in ASC 360, relating to simultaneous sales of improvements and leases of the underlying land, was primarily intended to prevent inflating profits by entering into a below market ground lease in order to recognize a larger initial gain on sale of the improvements. The guidance in ASC 360-20-40-56 through 59 and related examples (“Case C” and “Case D” in ASC 360-20-55- 33 through 43) use a formulaic inclusion of an imputed portion of the land lease payments into proceeds of the sale (subject to a cap of the lands carrying value) and requires the inclusion of land carrying value as part of the cost of sale. The guidance/examples do not specifically address the Company’s situation where a non-economic "loss" is created by the formulae through its inherent cap of the land’s carrying value in the calculation.

The Company believes the literal accounting treatment under ASC 360-20-40-56 through 59 to recognize a non-economic "loss" would not appropriately reflect the true economic substance of the sale and resulting ground lease given the facts and circumstances of the transaction. In addition, it would result in material financial statement volatility that is inconsistent with the substance of the transaction. Considering the specific facts and circumstances, the Company determined that it effectively entered into a transaction whereby it exchanged a reduced sales price of a leasehold interest for an above market ground lease arrangement in order to maximize its economics from the sale. If the Company calculated the profit on this transaction, without the net present value of the rental payments over a term of primary indebtedness customary for this type of transaction being limited to its cost of the land in accordance with ASC 360-20-40-57, the transaction would have an implied gain of approximately $11.6 million.

The Company therefore applied the guidance in ASC 840-20-25-6 through 7 which resulted in recording no gain or loss on the sale of the leasehold interest, but rather recording a lease incentive asset of $38 million and a deferred gain of $5 million. The lease incentive asset represents the leasehold interest value less the net cash proceeds received on the sale. The deferred gain represented the value of the leasehold interest less the leasehold interest carrying value less transaction costs. The lease incentive asset is being amortized as a reduction to rental income over the 99 year non-cancellable lease term. As a result, the Company will record approximately $5 million in rental income per annum for the 99 year lease term, which represents contractual rent recorded on a straight line basis offset by the amortization of the lease incentive asset.

The Company believes that recording a book loss of $33 million on day one, and subsequently recording $561 million profit thereafter (including the recovery of the book loss recorded on day one) per ASC 360-20, with no change to the underlying transaction, is not consistent with the intent of ASC 360-20 and would produce an anomalous result. This is further supported by the fact that the Company received initial bids for the entire property as high as $145 million, which is significantly in excess of the Company's carrying value of $132 million and would have resulted in a day one gain on sale. Accounting for the difference between

July 26, 2016

the sales price and the fair value of the leasehold interest as of the date of sale as a deferred lease inducement asset, and amortizing that asset as a reduction to rental income over the lease term, aligns the revenue recognition to the economics of the ground lease had the lease been executed at a market rate and the building and improvements sold at its fair value, and is the most appropriate presentation of this transaction. The Company believes its approach is consistent with both the intent of ASC 360-20 and with ASC 840-20.

*    *    *    *    *
In connection with responding to the Staff’s comments, we acknowledge the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust we have been responsive to the Staff's comments. If you have any questions, please do not hesitate to contact me.
Very truly yours,
/s/ Geoffrey G. Jervis
Geoffrey G. Jervis
Chief Operating Officer and Chief Financial Officer (principal financial and accounting officer)

cc:    Kathleen L. Werner, Clifford Chance US LLP

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